United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

Form 11-K

( X ) Annual Report Pursuant To Section 15(d) Of The Securities and Exchange Act of 1934

                      For the year ended December 31, 1998.

or
( ) Transition Report Pursuant to Section 15(d) Of The Securities Exchange Act of 1934



                   Commission File Number 0-15405 or 33-50412



                                 KAVOURAS, INC.
                               401(k) SAVINGS PLAN
               Subsidiary of Data Transmission Network Corporation
                             Full Title of the Plan


                      DATA TRANSMISSION NETWORK CORPORATION
                          9110 W. Dodge Road, Suite 200
                                 Omaha, NE 68114
                    Name of Issuer of Securities and Address
                          of Principal Executive Office



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date:   June 25, 1999               Name of Plan:    Kavouras 401(k) Plan

                                    Signature: /s/ Greg T. Sloma
                                              ---------------------------------
                                              Greg T. Sloma
                                              Plan Administrator

                       KAVOURAS, INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS

(a)      Financial Statements:

         Independent Auditors' Report                                     3

         Statements of Net Assets Available for
         Benefits as of December 31, 1998 and 1997                    4 - 8

         Statements of Changes in Net Assets Available for Benefits
         for the Year Ended December 31, 1998                         9 - 12

         Notes to Financial Statements                               13 - 16



(b)      Supplemental Schedules:

         Item 27a - Schedule of Assets Held for Investment
                                    Purposes - December 31, 1998         17

         Item 27d - Schedule of Reportable Transactions - For The
                                    Year Ended December 31, 1998    18 - 19



(c)      Exhibits:

         Exhibit A - Independent Auditors' Consent                       20





                              REQUIRED INFORMATION

The Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included herein as listed in the Table of Contents shown above.

INDEPENDENT AUDITORS' REPORT



Kavouras, Inc. 401(k) Savings Plan
Subsidiary of Data Transmission Network Corporation
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of Kavouras, Inc., subsidiary of Data Transmission Network Corporation, 401(k) Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Kavouras, Inc. 401(k) Savings Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at December 31, 1998 and Reportable Transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





Deloitte & Touche LLP

June 16, 1999
Omaha, Nebraska


                                                       KAVOURAS, INC 401(k) SAVINGS PLAN
                                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                               DECEMBER 31, 1998

                                                         Supplemental Information By Fund
                             ----------------------------------------------------------------------------------------
                                   DTN            Short Term       Intermediate      Fixed Income     Equity Stock
                               Common Stock       Government        Term Bond        Mutual Fund       Mutual Fund
                                   Fund           Securities       Mutual Fund
                             ----------------------------------------------------------------------------------------

   Investments, At Fair
          Value:

DTN Common Stock                $470,373          $   -            $  -              $   -             $   -

Intermediate Term Bond
Mutual Fund                       -                   -             72,740               -                 -

Fixed Income Mutual Fund          -                   -               -               200,495              -

Equity Stock Mutual Fund          -                   -               -                  -              492,083

Balanced Mutual Fund              -                   -               -                  -                 -

Small Cap Mutual Fund             -                   -               -                  -                 -

Templeton Foreign Fund            -                   -               -                  -                 -

Vanguard Index 500 Fund           -                   -               -                  -                 -

Vanguard US Growth Fund           -                   -               -                  -                 -

Money Market Fund                 -                292,600            -                  -                 -
                             ----------------------------------------------------------------------------------------

     Total Investments         470,373             292,600          72,740            200,495           492,083

Cash & Cash Equivalents           -                   -               -                  -                 -
                             ----------------------------------------------------------------------------------------


 Net Assets Available For
         Benefits             $470,373            $292,600         $72,740           $200,495          $492,083
                             ========================================================================================

See notes to financial statements.



                                                 KAVOURAS, INC 401(k) SAVINGS PLAN
                                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                         DECEMBER 31, 1998
                                                            (continued)
                                                  Supplemental Information By Fund
                             ----------------------------------------------------------------------

                                Balanced     Small Cap Mutual       Templeton      Vanguard Index
                              Mutual Fund          Fund           Foreign Fund        500 Fund
                             ----------------------------------------------------------------------

   Investments, At Fair
          Value:

DTN Common Stock               $   -           $   -               $   -            $     -

Intermediate Term Bond
Mutual Fund                        -               -                   -                  -

Fixed Income Mutual Fund           -               -                   -                  -

Equity Stock Mutual Fund           -               -                   -                  -

Balanced Mutual Fund            346,121            -                   -                  -

Small Cap Mutual Fund              -            224,377                -                  -

Templeton Foreign Fund             -               -                179,816               -

Vanguard Index 500 Fund            -               -                   -             1,142,218

Vanguard US Growth Fund            -               -                   -                  -

Money Market Fund                  -               -                   -                  -
                             ----------------------------------------------------------------------

     Total Investments          346,121         224,377             179,816          1,142,218

Cash & Cash Equivalents            -               -                   -                  -
                             ======================================================================


 Net Assets Available For
         Benefits              $346,121        $224,377            $179,816         $1,142,218
                             ======================================================================

See notes to financial statements.



                                                 KAVOURAS, INC 401(k) SAVINGS PLAN
                                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                         DECEMBER 31, 1998
                                                            (continued)
                                                  Supplemental Information By Fund
                                             -----------------------------------

                                               Vanguard US     Cash Transfer
                                               Growth Fund          Fund              Total
                                             -----------------------------------------------------

   Investments, At Fair
          Value:

DTN Common Stock                                $   -          $    -              $ 470,373

Intermediate Term Bond
Mutual Fund                                         -               -                 72,740

Fixed Income Mutual Fund                            -               -                200,495

Equity Stock Mutual Fund                            -               -                492,083

Balanced Mutual Fund                                -               -                346,121

Small Cap Mutual Fund                               -               -                224,377

Templeton Foreign Fund                              -               -                179,816

Vanguard Index 500 Fund                             -               -              1,142,218

Vanguard US Growth Fund                          809,342            -                809,342

Money Market Fund                                   -               -                292,600
                                             -----------------------------------------------------

     Total Investments                           809,342            -              4,230,165


Contributions Receivable                            -               -                   -

Cash & Cash Equivalents                             -             57,203              57,203
                                             =====================================================


 Net Assets Available For
         Benefits                               $809,342          57,203          $4,287,368
                                             =====================================================

See notes to financial statements.


                                                 KAVOURAS, INC 401(k) SAVINGS PLAN
                                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                         DECEMBER 31, 1997

                                                  Supplemental Information By Fund
                             ----------------------------------------------------------------------------------------
                                 Norwest           Norwest           Norwest           Norwest           Norwest
                              Stable Return      Diversified     Growth Balanced     Diversified      Growth Equity
                                   Fund           Bond Fund            Fund          Equity Fund          Fund
                             ----------------------------------------------------------------------------------------

   Investments, At Fair
          Value:

Stable Return Fund              $204,846          $   -           $   -               $   -            $     -

Diversified Bond Fund               -              107,061            -                   -                  -

Growth Balanced Fund                -                 -            328,558                -                  -

Diversified Equity Fund             -                 -               -                795,251               -

Growth Equity Fund                  -                 -               -                   -             1,140,060

International Fund                  -                 -               -                   -                  -

Income Equity Fund                  -                 -               -                   -                  -

Small Cap Opportunities             -                 -               -                   -                  -
Fund

Participant Loans                   -                 -               -                   -                  -
Receivable
                             ----------------------------------------------------------------------------------------

     Total Investments           204,846           107,061         328,558             795,251        1,140,060


Dividends Receivable                -                 -               -                   -                -
                             ----------------------------------------------------------------------------------------


 Net Assets Available For
         Benefits               $204,846          $107,061        $328,558            $795,251       $1,140,060
                             ========================================================================================

See notes to financial statements.


                                                 KAVOURAS, INC 401(k) SAVINGS PLAN
                                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                         DECEMBER 31, 1997
                                                            (continued)
                                                  Supplemental Information By Fund
                             --------------------------------------------------------------------------------------
                                Norwest           Norwest            Norwest           Norwest
                             International     Income Equity        Small Cap         Loan/Cash
                                  Fund             Fund           Opport. Fund          Fund             Total
                             --------------------------------------------------------------------------------------

   Investments, At Fair
          Value:

Stable Return Fund            $   -             $   -              $   -              $   -             $  204,846

Diversified Equity Fund           -                 -                  -                  -                107,061

Growth Balanced Fund              -                 -                  -                  -                328,558

Diversified Equity Fund           -                 -                  -                  -                795,251

Growth Equity Fund                -                 -                  -                  -              1,140,060

International Fund             193,171              -                  -                  -                193,171

Income Equity Fund                -              296,820               -                  -                296,820

Small Cap Opportunities           -                 -               160,395               -                160,395
Fund

Participant Loans
Receivable                        -                 -                  -               176,611             176,611
                             --------------------------------------------------------------------------------------

     Total Investments         193,171           296,820            160,395            176,611           3,402,773


Dividends Receivable              -                 -                  -                23,851              23,851
                             ======================================================================================


 Net Assets Available For
         Benefits             $193,171          $296,820           $160,395           $200,462          $3,426,624
                             ======================================================================================

See notes to financial statements.







                                                 KAVOURAS, INC 401(k) SAVINGS PLAN
                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    YEAR ENDED DECEMBER 31, 1998

                                                  Supplemental Information By Fund
                             ---------------------------------------------------------------------------
                                  DTN         Short Term     Intermediate       Fixed      Equity Stock
                             Common Stock     Government       Term Bond        Income      Mutual Fund
                                 Fund         Securities      Mutual Fund    Mutual Fund
                             ---------------------------------------------------------------------------

Net Assets Available for
Benefits, Beginning of
Period                        $   -            $   -           $  -            $   -         $   -

Additions:

Investment Income:
Net Appreciation
   (Depreciation) in Fair
   Value of Investments         33,316            1,370         (3,303)          (7,875)        7,261

Interest                          -                -              -                -             -

Dividends                         -                -               932            3,604        38,903
                             ---------------------------------------------------------------------------

Total Investment Income         33,316            1,370         (2,371)          (4,271)       46,164
(Loss)

Contributions

Employer                         5,212            1,984          2,001            4,172         7,370

Employee                        12,849            7,854          7,335            9,883        15,363
                             ---------------------------------------------------------------------------

    Total Contributions         18,061            9,838          9,336           14,055        22,733

                             ---------------------------------------------------------------------------

Total Additions                 51,377           11,208          6,965            9,784        68,897

Deductions:
Distributions to Plan
Participants                      -            (111,550)          (704)              (3)       (1,410)

Transfer of Assets (To)
From Other Funds               418,996          392,942         66,479          190,714       424,596
                             ---------------------------------------------------------------------------

  Net Increase (Decrease)      470,373          292,600         72,740          200,495       492,083
                             ---------------------------------------------------------------------------

Net Assets Available for
Benefits, End of Period       $470,373         $292,600        $72,740         $200,495      $492,083
                             ===========================================================================

See notes to financial statements.




                                                       KAVOURAS, INC 401(k) SAVINGS PLAN
                                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                         YEAR ENDED DECEMBER 31, 1998
                                                                 (Continued)

                                                       Supplemental Information By Fund
                             ------------------------------------------------------------------------------------

                             Balanced Mutual      Small Cap         Templeton      Vanguard Index     Vanguard US
                                   Fund          Mutual Fund       Foreign Fund       500 Fund        Growth Fund
                             ------------------------------------------------------------------------------------

Net Assets Available for
Benefits, Beginning of
Period                       $   -               $   -              $   -            $     -           $   -

Additions:

Investment Income:
Net Appreciation
   (Depreciation) in Fair
   Value of Investments       (10,988)             21,166             (2,135)           221,544          60,149

Interest                         -                   -                  -                  -               -

Dividends                      13,392               7,603             16,637               -            126,471
                             ------------------------------------------------------------------------------------

Total Investment Income         2,404              28,769             14,502            221,544         186,620
(Loss)

Contributions

Employer                        7,629               4,088              2,831             18,088          16,613

Employee                       17,403               8,691              5,805             35,591          34,361
                             ------------------------------------------------------------------------------------

    Total Contributions        25,032              12,779              8,636             53,679          50,974
                             ------------------------------------------------------------------------------------

Total Additions                27,436              41,548             23,138            275,223         237,594

Deductions:
Distributions to Plan
Participants                   (2,820)               -                (2,114)               (52)           -
Transfer of Assets (To)
From Other Funds              321,505             182,829            158,792            867,047         571,748
                             ------------------------------------------------------------------------------------

  Net Increase (Decrease)     346,121             224,377            179,816          1,142,218         809,342
                             ====================================================================================

Net Assets Available for
Benefits, End of Period      $346,121            $224,377           $179,816         $1,142,218        $809,342
                             ====================================================================================

See notes to financial statements.



                                                       KAVOURAS, INC 401(k) SAVINGS PLAN
                                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                         YEAR ENDED DECEMBER 31, 1998
                                                                  (Continued)

                                                       Supplemental Information By Fund
                             --------------------------------------------------------------------------------------
                                 Norwest           Norwest           Norwest           Norwest          Norwest
                              Stable Return      Diversified     Growth Balanced     Diversified     Growth Equity
                                   Fund              Bond              Fund          Equity Fund          Fund
                                                     Fund
                             --------------------------------------------------------------------------------------

Net Assets Available for
Benefits, Beginning of
Period                          $204,846           $107,061         $328,558          $795,251        $1,140,060

Additions:

Investment Income:
Net Appreciation
   (Depreciation) in Fair
   Value of Investments           12,406             16,480            6,543           (43,403)          (96,522)

Interest                           2,231                232            1,246             1,011             2,072

Dividends                           -                 6,062            7,653             5,516             1,305
                             --------------------------------------------------------------------------------------

Total Investment Income           14,637             22,774           15,442           (36,876)          (93,145)
(Loss)

Contributions

Employer                          11,216              2,065            8,870            15,182            17,464

Employee                          24,378              9,853           30,237            70,359            78,989
                             --------------------------------------------------------------------------------------

    Total Contributions           35,594             11,918           39,107            85,541            96,453
                             --------------------------------------------------------------------------------------

Total Additions                   50,231             34,692           54,549            48,665             3,308

Deductions:
Distributions to Plan
Participants                        -                (6,977)          (1,855)           (3,399)          (23,331)

Transfer of Assets (To)
From Other Funds                 (255,077)         (134,776)        (381,252)         (840,517)       (1,120,037)
                             --------------------------------------------------------------------------------------

  Net Increase (Decrease)        (204,846)         (107,061)        (328,558)         (795,251)       (1,140,060)
                             ======================================================================================

Net Assets Available for
Benefits, End of Period              -                 -                 -                -                 -
                             ======================================================================================

See notes to financial statements.




                                                 KAVOURAS, INC 401(k) SAVINGS PLAN
                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    YEAR ENDED DECEMBER 31, 1998
                                                            (Continued)

                                                  Supplemental Information By Fund
                             --------------------------------------------------------------------
                                 Norwest            Norwest           Norwest           Norwest
                              International      Income Equity       Small Cap        Loan / Cash
                                   Fund              Fund          Opport. Fund         Fund             Total
                             ------------------------------------------------------------------------------------

Net Assets Available for
Benefits, Beginning of
Period                         $193,171            $296,820          $160,395          $200,462        $3,426,624

Additions:

Investment Income:
Net Appreciation
   (Depreciation) in Fair
   Value of Investments         (10,072)             (8,061)          (10,373)           59,038           246,541

Interest                            449                 379               627              -                8,247

Dividends                         2,107               4,668              -              (23,852)          211,001
                             ------------------------------------------------------------------------------------

Total Investment Income          (7,516)             (3,014)           (9,746)           35,186           465,789
(Loss)

Contributions

Employer                          4,464               4,975             2,449              -              136,673

Employee                         17,230              26,218            13,371              -              425,770
                             ------------------------------------------------------------------------------------

    Total Contributions          21,694              31,193            15,820              -              562,443
                             ------------------------------------------------------------------------------------

Total Additions                  14,178              28,179             6,074            35,186         1,028,232

Deductions:
Distributions to Plan
Participants                       -                 (5,272)           (1,740)           (6,261)         (167,488)

Transfer of Assets (To)
From Other Funds               (207,349)           (319,727)         (164,729)         (172,184)             -
                             ------------------------------------------------------------------------------------

  Net Increase (Decrease)      (193,171)           (296,820)         (160,395)         (143,259)          860,743
                             ====================================================================================

Net Assets Available for
Benefits, End of Period            -                   -                 -               57,203        $4,287,368
                             ====================================================================================

See notes to financial statements.


                        KAVOURAS, INC 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                          YEARS ENDED DECEMBER 31, 1998

1.    Description of the Plan

      The following is a brief description of the Kavouras, Inc. 401(k) Savings Plan (the Plan), which is provided for general information only. On July 1, 1998, all the outstanding shares of capital stock of Kavouras, Inc. were acquired by Data Transmission Network. As a result of this acquisition, the Plan was amended effective October 1, 1998 to have terms consistent with the Data Transmission Network Corporation 401(k) Plan (Master Plan), including the ability to invest in Data Transmission
      Network common stock. Participants should refer to the Master Plan Agreement for more complete information.

      General - The Master Plan, which first became effective on July 1, 1988, was established to provide certain employees of Data Transmission Network Corporation (the Corporation or DTN) a formal plan to save for retirement. Effective January 1, 1998, all full-time employees who have completed 90 days of service are eligible to participate in the Master Plan, although participation by eligible employees is voluntary. Effective October 1, 1998, the Plan assets were transferred from Norwest Bank - Minneapolis to the Master Plan funds at First National Bank of Omaha. The Master Plan is administered by the Corporation. The Trustee for the Master Plan and the Plan is First National Bank of Omaha. The Master Plan and the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

      Contributions - Each participant may, subject to the maximum limitations under ERISA, authorize the Corporation to reduce their compensation by a percentage between 1/2% and 15%, and have such amount contributed to the Plan on their behalf as a basic contribution. Currently, the Corporation will make a matching contribution equal to 100% of the participant's basic contribution after the participant has completed one year of service, but such matching contribution shall not exceed 4% of the participant's compensation. The Corporation may make discretionary contributions in addition to the matching contributions mentioned above. The Corporation has elected not to make any discretionary contributions since the Master Plan's inception.

      Prior to October 1, 1998, the Plan matched 100% of the first 1% and 50% of the next 2% of participant eligible contributions to the Plan. Additional amounts in the form of a qualified nonelective contribution were contributed at the discretion of the Kavouras, Inc. Advisory Committee. The qualified contributions are allocated to all eligible employees based on the employee's relative compensation as defined by the Plan. Kavouras, Inc. elected not to make any discretionary contributions for 1998.

      The Master Plan and the Plan permits participants to rollover qualified contributions from other qualified plans into the Master Plan and the Plan.

      Contributions are invested at the participant's discretion in one or more of ten funds: a DTN Common Stock Fund consisting of common stock of the Corporation; a Short Term Government Securities Fund consisting of U.S. Treasury Bills and other money market type investments; an Intermediate Term Bond Mutual Fund investing primarily in government and corporate bonds; a Fixed Income Mutual Fund investing in longer-term corporate bonds; an Equity Stock Mutual Fund investing in common stock and other equity investments; a Balanced Mutual Fund investing in common stocks and investment grade fixed income securities; a Small Cap Mutual Fund investing primarily in common stock of small capitalization companies; a Templeton Foreign Fund investing in stocks and debt obligations of companies and governments outside the United States; a Vanguard Index 500 Fund investing in 500 stocks that make up the Standard & Poor's 500 Composite Stock Price Index; and a Vanguard US Growth Fund investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth.

      Prior to October 1, 1998, contributions to the Plan were invested at the participant's discretion in one or more of eight Norwest funds: a Stable Return Fund which invested in high-grade government and corporate bonds; a Diversified Bond Fund that invested in a variety of marketable corporate bonds, mortgage securities and floating rate notes; a Growth Balanced Fund which invested in a combination of stock and bonds, with an emphasis on stocks; a Diversified Equity Fund which invested in stocks of large and small companies; a Growth Equity Fund which invested in stocks of large, small and international companies; an International Fund which invested in stocks of international companies; an Income Equity Fund which invested in stocks of high-quality, large capitalization companies; and a Small Cap Opportunities Fund which invested in stocks of emerging companies.

      A participant's basic contributions are made on a pre-tax basis (i.e.: excluded from gross income for the participant's personal tax purposes). Such contributions are subject to social security taxes. Amounts contributed by the Corporation are deductible currently by the Corporation. A participant does not become subject to federal income taxes on basic contributions or on the amount of Corporation contributions and Master Plan earnings until such amounts are withdrawn or distributed. The tax consequences of distributions to participants will vary depending on the circumstances at the time of distribution. If a participant does not direct his distribution at termination to another qualified plan, the distribution will be subject to a 20% tax/penalty.

      Participant Loans Receivable - The Master Plan does not provide a 401(k) loan benefit to participants.

      Prior to October 1, 1998, the Plan participants could borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested balance. Loan activity was included as interfund transfers on the Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information. Loan terms could not exceed five years. The loans were collateralized by the participant's account and beared interest at local prevailing rates. Principal and interest were paid ratably through monthly payroll deductions.

      Vesting - All participants on the Master Plan are 100% vested in their basic, matching and rollover contributions at all times.

      Prior to October 1, 1998, participants of the Plan were immediately vested in their own contributions and rollovers. Participants became vested in employer matching contributions and earnings thereon at a rate of 20% per year after the second year of service and were 100% vested after seven years of service. All participants became fully vested if employment terminated as a result of death, disability, or retirement. If a participant terminated employment for any reason other than death, disability or retirement, the unvested portion of the participant's account, if any, was forfeited. Forfeited amounts were retained in the Plan and used to reduce future employer contributions.

      Distributions - The normal form of benefit for a participant who is terminating or retiring is a lump sum payment in Corporation common stock, cash or both. Retiring participants may elect installment payments generally over their assumed life expectancy.

      Plan Termination - Although it has not expressed any intent to do so, the Corporation has the right under the Master Plan to discontinue it's matching contributions at any time and to terminate the Master Plan and the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100 percent vested in their accounts.

      Fees and Expenses

      All administrative expenses of the Master Plan are paid out of the Master Plan assets.

      Prior to October 1, 1998, substantially all expenses related to maintaining the plan was paid by Kavouras, Inc. Subsequent to October 1, 1998, administrative expenses of the plan will be paid out of plan assets.


2.    Summary of Significant Accounting Policies

      Investments in common stock of DTN are recorded at fair value as determined by the closing bid price quoted on the National Association of Securities Dealers Automated Quotation System (NASDAQ-NMS) on the last business day of the year.

      Investments in U.S. Treasury Bills within the Short Term Government Securities Fund are recorded at fair market value based on quoted bond prices. Investments in the Intermediate Term Bond Mutual Fund, Fixed Income Mutual Fund, Equity Stock Mutual Fund, Balanced Mutual Fund, Small Cap Mutual Fund, the Templeton Foreign Fund, the Vanguard Index 500 Fund, and the Vanguard US Growth Fund are recorded at the net asset value of the mutual fund as quoted by each mutual fund on the last business day of the year, which approximates fair value.

      Prior to October 1, 1998, Norwest investments were stated at fair value based on quoted market values supplied by the Plan trustee. Participant loans receivable were valued at cost, which approximates fair value.

      Net appreciation (depreciation) in the fair value of investments is based upon the fair value of the investments at the beginning of the year or cost, if purchased during the year.

      Interest and dividend income are recorded on the accrual basis.

      The Plan's  policy is to record  benefit  payments  upon  distribution  of
      balances  to   participants.   Benefits  due  and  unpaid  to   terminated
      participants were $57,203 at December 31, 1998.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.    Income Tax Status

      The Plan obtained its latest determination letter on March 21, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.    Reconciliation of Financial Statements to Form 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

                                                                  December 31,
                                                                      1998
                                                                 --------------
      Net Assets Available For Benefits Per
       The Financial Statements                                    $4,287,368
      Amounts Allocated to Withdrawing Participants                   (57,203)
                                                                 ==============

      Net Assets Available for Benefits Per
       the Form 5500                                               $4,230,165
                                                                 ==============



      The following is a reconciliation of distributions to plan participants per the financial statements to the Form 5500.

                                                                  Year Ended
                                                               December 31, 1998
                                                               -----------------

      Distributions to Plan Participants Per The Financial
      Statements                                                     $167,488
      Add:  Amounts Allocated To Withdrawing Participants At
             Current Year End                                          57,203
      Less:  Amounts Allocated to Withdrawing Participants
              Participants               At Prior Year End               -
                                                               =================

      Distributions to Plan Participants Per the Form 5500           $224,691
                                                               =================


      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been approved for payment at December 31 but not yet paid as of that date.

5.    Related Party Transactions

      Certain Plan investments are shares of mutual funds managed by First National Bank of Omaha. First National Bank of Omaha is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

      The Plan has an investment in DTN common stock. DTN is the Master Plan sponsor and, therefore, these transactions qualify as party-in-interest.

      Prior to October 1, 1998, certain Plan investments were shares of mutual funds managed by Norwest Bank Minnesota, N.A. (Norwest). Norwest was the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.



                                                 KAVOURAS, INC 401(k) SAVINGS PLAN
                                                       SUPPLEMENTAL SCHEDULES
                                     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                         DECEMBER 31, 1998


                Column B                                            Column C                             Column D       Column E
 Identity of Issue, Borrower, Lessor or      Description of Investment Including Collateral, Rate of                  Current Value
             Similar Party                       Interest, Maturity Date, Par or Maturity Value            Cost
------------------------------------------------------------------------------------------------------------------------------------

 Data Transmission Network Corporation
 Common Stock*                                  16,290.000 shares                                       $  432,454      $  470,373

First Omaha Balance Mutual Fund*
                                                29,659.044 units                                           340,205         346,121

First Omaha Equity Stock Mutual Fund*
                                                34,148.708 units                                           474,036         492,083

First Omaha Fixed Income Mutual Fund*
                                                18,668.054 units                                           203,135         200,495

First Omaha Intermediate Term Bond
Mutual Fund*                                     7,131.397 units                                            73,588          72,740

First Omaha Small Cap Mutual Fund*
                                                19,786.342 units                                           196,005         224,377

Templeton Foreign Fund                          21,432.241 units                                           176,496         179,816

Vanguard Index 500 Fund                         10,023.854 units                                           904,349       1,142,218

Vanguard US Growth Fund                         21,588.188 units                                           655,837         809,342

Money Market Fund                               Short-term Investment Fund                                 292,601         292,600
                                                                                                        ==========      ==========


           Total Investments                                                                            $3,748,706      $4,230,165
                                                                                                        ==========      ==========

*Represents a Party-In-Interest



                                                 KAVOURAS, INC 401(k) SAVINGS PLAN
                                                       SUPPLEMENTAL SCHEDULES
                                           ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                    YEAR ENDED DECEMBER 31, 1998


                                    Series Transactions, When Aggregated, Involving an Amount in
                                     Excess of Five Percent of the Current Value of Plan Assets

                 Column A                      Column C          Column D           Column E            Column F         Column G

                                               Number of      Number of Sales  Total Dollar Value     Total Dollar       Realized
       Identity of Party Involved              Purchases                           of Purchase       Value of Sales       Gain or
                                                                                                                          (Loss)
------------------------------------------------------------------------------------------------------------------------------------

Data Transmission Network Corporation
Common Stock*                                       9               0              $432,454          $        0          $     0

First Omaha Balance Mutual Fund*
                                                   16               1               344,720               4,514                0

First Omaha Equity Stock Mutual Fund*
                                                   15               1               476,292               2,257                0

First Omaha Fixed Income Mutual Fund*
                                                   11               1               203,137                   1                0

First Omaha Small Cap Mutual Fund*
                                                   13               0               196,005                   0                0

Templeton Foreign Mutual Fund                      13               1               179,881               3,385                0

Vanguard Index 500 Fund                             9               1               904,393                  44                0

Vanguard US Growth Fund                            14               0               655,836                   0                0

Norwest Stable Return Fund*                        48              14               358,494             574,873           21,378

Norwest Small Cap Opportunities*                   40              22                96,858             246,872          (13,003)

Norwest Diversified Bond Fund*                     46              18               220,657             350,182           14,764

Norwest Growth Balanced Fund*                      36               9                60,048             402,807           48,951

Norwest Income Equity Fund*                        47              27               146,574             436,592           46,611

Norwest International Fund*                        39              10               135,508             320,727           (4,081)

Norwest Growth Equity Fund*                        45              12               168,955           1,213,824           20,680

Norwest Diversified Equity Fund*                   53              28               393,351           1,150,855           84,554


*Represents a Party-In-Interest


                                                 KAVOURAS, INC 401(k) SAVINGS PLAN
                                                       SUPPLEMENTAL SCHEDULES
                                           ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                    YEAR ENDED DECEMBER 31, 1998
                                                              (continued)


                                    Single Transactions, When Aggregated, Involving an Amount in
                                     Excess of Five Percent of the Current Value of Plan Assets

                 Column A                      Column C          Column D           Column G            Column H         Column I
                                                                                                    Current Value of
                                               Purchase           Selling            Cost of            Asset on         Realized
       Identity of Party Involved                Price             Price              Asset         Transaction Date    Net Gain or
                                                                                                                          (Loss)
------------------------------------------------------------------------------------------------------------------------------------


Norwest Stable Return Fund*                        -              238,459            228,262            238,459           10,197

Norwest Diversified Bond Fund*                     -              205,759            192,277            205,759           13,482

Norwest Growth Balanced Fund*                      -              397,310            349,372            397,310           47,938

Norwest Income Equity Fund*                        -              335,681            309,928            335,681           25,752

Norwest International Fund*                        -              209,303            224,712            209,303          (15,409)

Norwest Growth Equity Fund*                        -            1,176,995          1,162,661          1,176,995           14,334

Norwest Diversified Equity Fund*                   -              962,603            915,812            962,603           46,791

DTN Common Stock*                               200,550              -               200,550            200,550             -

First Omaha Equity*                             417,639              -               417,639            417,639             -

First Omaha Small Cap*                          175,769              -               175,769            175,769             -

First Omaha Balanced*                           288,706              -               288,706            288,706             -

Vanguard U.S. Growth                            542,630              -               542,630            542,630             -

Vanguard 500 Index                              840,091              -               840,091            840,091             -

First Omaha Fixed Income*                       188,112              -               188,112            188,112             -




   *Represents a Party-In-Interest


                                    Exhibit A


INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Post-Effective Amendment No. 1 to Registration Statement No. 33-50412 and Registration Statement No. 333-37999 on Forms S-8 of our report dated June 16, 1999, appearing in this Annual Report on Form 11-K of the Kavouras, Inc 401(k) Savings Plan, subsidiary of Data Transmission Network Corporation, for the year ended December 31, 1998.





DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 16, 1999